SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

São Paulo, March 25, 2013 - GOL Linhas Aéreas Inteligentes S.A. (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: B, Fitch: B+, Moody’s: B3), the largest low-cost and low-fare airline in Latin America, announces its results for the fourth quarter of 2012 (4Q12). All the information herein is presented in accordance with International Financial Reporting Standards (IFRS) and in Brazilian Reais (R$), and all comparisons are with the fourth quarter of 2011 (4Q11).

4Q12 HIGHLIGHTS

Revenue per available seat-kilometer (RASK) grew by 10.5% over 4Q11, owing to the strategy of rationalizing supply adopted in March 2012.

IR Contacts
Edmar Lopes
André Carvalho
Gustavo Mendes
Jenifer Nicolini
ri@golnaweb.com.br
www.voegol.com.br/ri
+55 (11) 2128-4700

Conference Calls
Tuesday
March 26, 2013

Portuguese
11h00 (Brazil)
10h00 (US ET)
Tel.: +55 (11) 4688-6361
Code: GOL

English
12h30 (Brazil)
11h30 (US ET)
Tel.: +55 (11) 4688-6361(Brazil) or
+1 (786) 924-6977 (EUA)
Code: GOL

Live Webcast:
www.voegol.com.br/ir

In 4Q12, GOL incurred additional costs of R$197mm due to the winding up of Webjet’s operations and impairment of assets (for more details see the Operating Result section of this report). Excluding these items, GOL recorded an adjusted operating loss of R$160.1mn, with a negative margin of 7.6%. In 2012 as a whole, the adjusted operating loss came to R$708.9mn, with a negative margin of 8.7%. For the book result, see the table below.

GOL created Smiles S.A., a new subsidiary responsible for conducting the Company’s loyalty program. In February, 2013, the Board of Directors approved the initiation of the necessary procedures in preparation for an IPO.

GOL was the most punctual airline in the country in 2012. Owing to its focus on improving operating efficiency, the Company achieved a punctuality ratio of 94% and increased the share of remote check-in use by approximately 12.0 percentage points.

Financial Highlights (R$MM)	4Q12	4Q11	Chg.%	2012	2011	Chg.%
Net Revenue	2,119.5	2,233.5	-5.1%	8,103.6	7,539.3	7.5%
Operating Loss	(357.6)	(33.9)	-954.8%	(905.6)	(244.5)	-270.4%
Operating Margin	-16.9%	-1.5%	-15.4 pp	-11.2%	-3.2%	-7.9 pp
EBITDA	(210.1)	90.4	nm	(386.0)	151.3	nm
EBITDA Margin	-9.9%	4.0%	-14.0 pp	-4.8%	2.0%	-6.8 pp
EBITDAR	(43.7)	246.1	nm	258.0	656.4	-60.7%
EBITDAR Margin	-2.1%	11.0%	-13.1 pp	3.2%	8.7%	-5.5 pp
Net Income (Loss)	(447.1)	54.3	nm	(1,512.9)	(751.5)	-101.3%
Net Margin	-21.1%	2.4%	-23.5 pp	-18.7%	-10.0%	-8.7 pp

1	GOL Linhas Aéreas Inteligentes S.A

Message from Management

GOL’s 2012 financial results reflect the challenging scenario of the national aviation industry over the last two years due to the 18% annual increase in fuel prices, the 17% depreciation of the real against the dollar, the more than 30% increase in airport fees and exceptionally modest GDP growth.

As a consequence, GOL recorded an adjusted operating loss of R$708.9 million, with a negative operating margin of 8.7% and a net loss of R$1.5 billion. The increase in fuel expense of R$680 million represented about 95% of the adjusted operating loss.

GOL has adapted itself decisively in terms of domestic supply, reducing capacity by 5.4% in 2012, compared to an initial forecast of 2%. The main factors to determinate annual domestic supply were the slowdown in Brazilian GDP growth, the exchange rate and the increase in fuel prices. The Company will maintain this approach in 2013.

Part of the results of this policy can be seen in GOL’s annual results, as we can see in the variation of the annual domestic load factor, which increased by 1.8 percentage points, contributing to the 3.6% upturn in annual revenue per available seat-kilometer (PRASK) in 2012. If we look at the numbers for the second half of the year only, when the strategy was more firmly applied, the domestic load factor grew by 4.0 percentage points and PRASK moved up by 6% over the same period in 2011.

The Company trimmed its workforce by around 15% in 2012 in order to adapt to the market’s new growth pattern, which was a fundamental factor in controlling costs. Even with a scenario of supply reduction and devaluation of the Real against the dollar, CASK excluding fuel costs and the period adjustments grew by only 4.3% over 2011, despite the 17% devaluation of the real, reduced supply and higher fares.

Due to decisions to strengthen liquidity contributed with GOL to survive the industry turbulence and ended the year with total cash (cash and cash equivalents, financial investments and short and long-term restricted cash) of around R$1.6 billion, equivalent to 20% of net revenue in the last twelve months.

Despite the adjustment in the workforce, GOL was the most reliable airline in the market, with an average annual punctuality ratio of 94%. Another highlight was the continuous increase in the use of remote check-in facilities (smartphones, internet and totems), which reached 50%, 12.0 percentage points higher than in December 2011.

In 2012, the Company also introduced more client options, exemplified by the special seats on the Rio-São Paulo shuttle, the new flights to Miami, Orlando and Santo Domingo and the expansion of on-board sales, which are currently present on 50% of flights. GOL also became more flexible in regard to authorization to anticipate flights at airports, an important convenience for business travelers.

Also in 2012, the Company achieved its goal of turning Smiles into an independent company (Smiles S.A.), ready for an IPO. At the same time, it launched several new products that further strengthened the program, including Smiles Shopping, the purchase of miles, the new redemption platform for flights with international partner airlines, exclusives flights, a new pricing dynamic, new partnerships, among others.

2	GOL Linhas Aéreas Inteligentes S.A

Smiles S.A. is awaiting approval from the CVM in order to proceed with the IPO and GOL believes that the separation of the business units will add more value to the group.

The Brazilian civil aviation industry also underwent significant changes in 2012 in terms of regulation and organization. The newly-created Brazilian Airline Association (ABEAR) helped get airlines included in the payroll tax exemption program and successfully lobbied for the cancelation of the increase in the navigation fee, which would have wiped out the gains from the exemption. ABEAR has already secured some important victories and continues to play an active role in discussions over the future development of civil aviation in Brazil.

The year’s most important trend was the rationalization of domestic seat supply, a crucial initiative for the construction of a more sustainable environment. As a result, in 4Q12 the national aviation industry reduced supply in months with high seasonality. In 2012 as a whole, the industry’s domestic supply edged up by only 2.7%, an exceptionally modest increase in comparison with previous years.

In order to achieve RASK growth of at least 10% and resume positive operating margins in 2013, GOL has announced a reduction in domestic supply of between 8% and 10% in the first half and around 7% for the year as a whole, both of which in 12-month terms. The Company remains focused on executing its domestic market supply rationalization strategy.

Future challenges will only be overcome with the help of our employees (the “Team of Eagles”), without whom our success story would not have been possible.

Paulo Sérgio Kakinoff

CEO of GOL Linhas Aéreas Inteligentes S.A.

3	GOL Linhas Aéreas Inteligentes S.A

2012 was an important year for the development of Smiles. Today, the loyalty program is a subsidiary of GOL (Smiles S.A.), with an independent management team. The Company’s Board of Directors also approved the initiation of pre-IPO preparatory procedures and Smiles S.A. is currently awaiting approval of its registration as a publicly-held company by the Brazilian Securities and Exchange Commission (CVM).

Smiles closed the year with a series of important initiatives designed to popularize the loyalty program in Brazil:

 Smiles Shopping: an online platform for exchanging mileage points for products and services. The new platform provides clients with access to around 300,000 products and services options through several partners, in addition to traditional air tickets.

Purchase of mileage points: an entirely new product in the Brazilian market, it offers yet another option to program members, who can now purchase miles to supplement their existing miles and exchange them for air tickets and/or other products and services from Smiles partners.

 New partners: Smiles formed another nationwide partnership with a large retail chain, Camisaria Colombo, and entered into an association with the Premmia Relationship Program of Petrobras Distribuidora S.A., Brazil’s largest gas station chain.

Online redemption platform: this platform facilitates mileage redemption, including with international partners, and is undoubtedly an important step toward strengthening the program.

Increased benefits: GOL announced a partnership between SMILES and Delta Airlines’ SkyMiles relationship program, which will provide clients with frequent exclusive benefits at airports and during flights. The benefits for SMILES Diamond clients include priority check-in and boarding on Delta flights, as well as access to the Delta Sky Clubs in Atlanta, New York (JFK) and Detroit. Similarly, Delta’s Diamond, Platinum and Gold Elite members can enjoy the same benefits as SMILES Diamond members on GOL flights and have access to VIP rooms in Guarulhos Airport in São Paulo and Galeão International Airport in Rio de Janeiro.

4	GOL Linhas Aéreas Inteligentes S.A

Aviation Market: Industry

Operating Data	4Q12	4Q11%		2012	2011	%
Total System
ASK (mm)	37,922	38,954	-2.6%	152,661	149,472	2.1%
RPK (mm)	28,621	27,399	4.5%	113,391	107,763	5.2%
Load Factor	75.5%	70.3%	+5.1p.p	74.3%	72.1%	+2.2p.p
Domestic Market
ASK (mm)	29,043	30,603	-5.1%	119,227	116,046	2.7%
RPK (mm)	22,038	20,925	5.3%	86,953	81,426	6.8%
Load Factor	75.9%	68.4%	+7.5p.p	72.9%	70.2%	+2.8p.p
International Market
ASK (mm)	8,879	8,351	6.3%	33,433	33,426	0.0%
RPK (mm)	6,583	6,474	1.7%	26,438	26,337	0.4%
Load Factor	74.1%	77.5%	-3.4p.p	79.1%	78.8%	+0.3p.p

   National Civil Aviation Agency (ANAC) figures

Domestic aviation industry supply fell by 5.1% over 4Q11, while demand increased by 5.3%, resulting in a 7.5 p.p. year-over-year upturn in the load factor. The 4Q12 traffic figures reflect the industry’s current trend of controlling domestic supply through the main airlines, in response to the new cost level, as well as the sluggish growth of Brazil’s economy.

The graph below shows the industry’s recent domestic supply addition trends due to the new level of growth in recent years.

5	GOL Linhas Aéreas Inteligentes S.A

Aviation Market: GOL

Operating Data	4Q12	4Q11%		2012	2011*	%
Total System Total
ASK (mm)	12,354	14,384	-14.1%	51,836	54,770	-5.4%
RPK (mm)	8,612	9,395	-8.3%	36,390	37,797	-3.7%
Load Factor	69.7%	65.3%	+4.4p.p	70.2%	69.0%	+1.2p.p
Domestic Market
ASK (mm)	11,258	13,322	-15.5%	47,584	50,294	-5.4%
RPK (mm)	7,961	8,754	-9.1%	33,661	34,996	-3.8%
Load Factor	70.7%	65.7%	+5.0p.p	70.7%	69.6%	+1.2p.p
International Market
ASK (mm)	1,096	1,062	3.2%	4,252	4,475	-5.0%
RPK (mm)	652	642	1.6%	2,729	2,801	-2.6%
Load Factor	59.4%	60.4%	-1.0p.p	64.2%	62.6%	+1.6p.p

    *Pro-forma Webjet figures in 2011; National Civil Aviation Agency (ANAC) figures

Domestic Market

Supply on GOL’s domestic route network fell by 15.5% over 4Q11, chiefly due to the resize of the route network, as a consequence of the removal of Webjet´s aircraft from the operating fleet.

Domestic demand dropped by 9.1%, mainly due to the above-mentioned reduction in supply. As a result of this strategy, the domestic load factor increased by 5.0 p.p., from 65.7%, in 4Q11, to 70.7% in the 4Q12.

International Market

International supply  grew by 3.2% year-over-year, chiefly due to the new daily flights to Santo Domingo, Miami and Orlando, which began in December 2012.

International demand moved up by 1.6%, also due to the new international routes.

Load Factor

As a result of the above, the total load factor climbed by 4.4 p.p. to 69.7%, from 65.3% in 4Q11.

6	GOL Linhas Aéreas Inteligentes S.A

The graph* below shows new load factor growth trends following the adjustment to GOL’s domestic route network in March 2012.

The following graph shows the increase in passenger revenue per available seat kilometer (PRASK) since GOL implemented its supply adjustment, in March 2012, owing to the gradual maximization of the load factor and increase in yield, both in year-over-year terms.

7	GOL Linhas Aéreas Inteligentes S.A

Main Operating Indicators

Operacional and Financial Data	4T12	4T11	% Var.	2012	2011	% Var.
RPK Total (mm)	8,612	9,395	-8.3%	36,390	34,461	5.6%
ASK Total (mm)	12,354	14,384	-14.1%	51,836	50,373	2.9%
Total Load Factor	69.7%	65.3%	+4.4p.p	70.2%	68.4%	+1.8 p.p
Break-Even Load Factor (BELF)	81.5%	66.3%	+15.2p.p	78.0%	70.6%	+7.4 p.p
Revenue Passengers - Pax on board ('000)	9,312	10,005	-6.9%	39,164	36,220	8.1%
Aircraft Utilization (Block Hours/Day)	11.8	13.0	-9.6%	12.1	12.9	-6.2%
Departures	81,557	96,328	-15.3%	348,578	326,062	6.9%
Average Stage Length (km)	885	889	-0.5%	877	903	-3.0%
Average Number of Operating Aircraft	125	138	-9.3%	131	134	-2.1%
Fuel consumption (mm liters)	390	462	-15.7%	1,655	1,597	3.6%
Full-time equivalent employees at period end	17,676	20,525	-13.9%	17,676	20,525	-13.9%
YIELD net (R$ cents)	21.76	21.27	2.3%	19.68	19.48	1.0%
Passenger Revenue per ASK net (R$ cents)	15.17	13.89	9.2%	13.81	13.33	3.6%
RASK net (R$ cents)	17.16	15.53	10.5%	15.63	14.97	4.5%
CASK (R$ cents)	20.05	15.76	27.2%	17.38	15.45	12.5%
CASK ex-fuel (R$ cents)	12.49	9.40	32.9%	10.16	9.38	8.4%
Adjusted CASK (R$ cents)¹	18.46	15.76	17.1%	17.00	15.45	10.0%
Adjusted CASK ex-fuel (R$ cents)¹	10.90	9.40	16.0%	9.78	9.38	4.3%
Average Exchange Rate²	2.06	1.80	14.2%	1.95	1.67	16.7%
End of period Exchange Rate²	2.04	1.88	8.9%	2.04	1.88	8.9%
WTI (avg. per barrel, US$)³	88.79	94.06	-5.6%	94.27	95.11	-0.9%
Price per liter Fuel (R$)	2.40	1.98	21.0%	2.26	1.92	18.0%
Gulf Coast Jet Fuel Cost (average per liter, US$)³	0.77	0.76	1.7%	0.77	0.77	1.0%

1.Excludes additional expenses in 4Q12 (for more details, see the “Operating Result” section).
2.Source: Central Bank
3.Bloomberg
4.Expenses with fuel/ liters consumed

8	GOL Linhas Aéreas Inteligentes S.A

Income Statement in IFRS (R$ thousand)

Income Statement	4Q12	4Q11	%Var.	2012	2011	%Var.
Net operating revenues	2,119,495	2,233,547	-5.1%	8,103,559	7,539,308	7.5%
Passenger	1,873,683	1,998,024	-6.2%	7,159,987	6,713,029	6.7%
Cargo and other	245,812	235,523	4.4%	943,572	826,279	14.2%
Operating Costs and Expenses	(2,477,068)	(2,267,448)	9.2%	(9,009,172)	(7,783,812)	15.7%
Salaries, wages and benefits	(388,521)	(447,573)	-13.2%	(1,569,671)	(1,560,436)	0.6%
Aircraft fuel	(933,523)	(915,367)	2.0%	(3,742,219)	(3,060,665)	22.3%
Aircraft rent	(166,430)	(155,661)	6.9%	(644,031)	(505,058)	27.5%
Sales and marketing	(120,833)	(129,536)	-6.7%	(426,582)	(422,696)	0.9%
Landing fees	(136,394)	(113,445)	20.2%	(559,421)	(395,249)	41.5%
Aircraft and traffic servicing	(139,924)	(140,890)	-0.7%	(528,735)	(484,642)	9.1%
Maintenance materials and repairs	(166,988)	(135,256)	23.5%	(417,990)	(434,181)	-3.7%
Depreciation	(147,472)	(124,319)	18.6%	(519,631)	(395,807)	31.3%
Other	(276,983)	(105,400)	162.8%	(600,892)	(525,078)	14.4%
Operating Result (EBIT)	(357,573)	(33,900)	954.8%	(905,613)	(244,504)	-270.4%
EBIT Margin	-16.9%	-1.5%	-15.4pp	-11.2%	-3.2%	-7.9pp
Other Income (expenses)	(127,954)	(70,262)	82.1%	(679,209)	(755,913)	-10.1%
Interest expense	(118,940)	(129,094)	-7.9%	(453,731)	(414,430)	9.5%
Interest revenue	17,731	40,564	-56.3%	99,287	147,508	-32.7%
Exchange variation gain (loss)	(18,129)	(19,290)	-6.0%	(284,571)	(398,897)	-28.7%
Net hedge results	4,868	56,577	-91.4%	50,336	(52,425)	nm
Other expenses, net	(13,484)	(19,020)	-29.1%	(90,530)	(37,669)	140.3%
Income (loss) before income taxes	(485,527)	(104,162)	366.1%	(1,584,822)	(1,000,417)	-58.4%
Income tax	38,445	158,431	-75.7%	71,907	248,880	-71.1%
Net income (loss)	(447,082)	54,269	nm	(1,512,915)	(751,537)	-101.3%
Net Margin	-21.1%	2.4%	-23.5pp	-18.7%	-10.0%	-8.7pp
EBITDA	(210,101)	90,420	nm	(385,982)	151,303	nm
EBITDA Margin	-9.9%	4.0%	-14.0pp	-4.8%	2.0%	-6.8pp
EBITDAR	(43,671)	246,081	nm	258,049	656,361	-60.7%
EBITDAR Margin	-2.1%	11.0%	-13.1pp	3.2%	8.7%	-5.5pp

As of 4Q12, the Company began reconciling EBIT and EBITDA as per CVM Instruction 527. In order to visualize the reconciliation see the “Operating Result” section. We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator.

9	GOL Linhas Aéreas Inteligentes S.A

Net Revenue (R$ million)

Net revenue came to R$2,119.5mn in 4Q12, 5.1% down on the R$2,233.5mn reported in 4Q11,  chiefly due to the 14.1% reduction in supply, due to the removal of Webjet´s aircrafts from the operating fleet in November 2012. RASK grew by 10.5% year-over-year, chiefly due to the domestic supply rationalization strategy  adopted by the Company as of the end of 1Q12.

Net Revenue (R$ million)	4Q12	4Q11	% Var.	2012	2011	% Var.
Net Revenue (R$MM)	2,119.5	2,233.5	-5.1%	8,103.6	7,539.3	7.5%
Net RASK (R$ cents)	17.16	15.53	10.5%	15.63	14.97	4.5%
Passenger Net Revenue (R$MM)	1,873.7	1,998.0	-6.2%	7,160.0	6,713.0	6.7%
Net PRASK (R$ cents)	15.17	13.89	9.2%	13.81	13.33	3.6%
Ancillary Revenue (R$MM)	245.8	235.5	4.4%	943.6	826.3	14.2%
Net Ancillary per ASK	1.99	1.64	21.5%	1.82	1.64	11.0%

 *Webjet’s figures as of October 3, 2011.

Nominal net passenger revenue totaled R$1,873.7mn, 6.2% down on the R$1,998.0mn recorded in 4Q11, due to the reduction of supply in the period. Net passenger revenue per ASK (PRASK) moved up by 9.2%, thanks to the efforts to maximize the load factor, which moved up by 4.4 p.p., combined with a 2.3% upturn in  yield. For the eleventh consecutive month since the adoption of this strategy, PRASK posted a month-on-month increase, according to the latest figures (February’s traffic release).

In the second half of 2012, when the flight rationalization strategy adopted at the end of March was strengthening, PRASK increased by 6% over the same period in 2011, fueled by the 4.0 p.p. period upturn in the domestic load factor and the 0.6% increase in yield.

Ancillary revenue totaled R$245.8mn, 4.4% up on the R$235.5mn reported in 4Q11 due to: (i) the upturn of around 30% in revenue from no show and ticket cancellations; (ii) the approximate 2.5% increase in cargo revenue, and (iii) the 145% upturn in revenue from on-board sales, which are now present on 50% of GOL’s flights. These increases were partially offset by the 14.1% period reduction in supply. Ancillary revenue per ASK grew by 21.5%.

10	GOL Linhas Aéreas Inteligentes S.A

 Operating Expenses

Operating expenses were R$2,477.1mn in 4Q12, 9.2% up on the R$2,267.4mn posted in 4Q11. Total CASK came to 20.05 cents (R$), 27.2% up year-over-year, while CASK ex-fuel climbed by 32.9% to 12.40 cents (R$).

In 4Q12, GOL incurred additional expenses of R$197mn from the winding up of Webjet’s operations, non-cash expenses regarding impairment of assets and expenses from logistics and the reallocation of passengers due to the discontinuation of Webjet’s activities. For more details see the Operating Result section of this report

Excluding these additional costs, total operating expenses remained flat over 4Q11, while total CASK increased by 17.1% to 18.46 cents (R$) and CASK ex-fuel moved up by 16.0%. to 10.90 cents (R$).

Operating Expenses (R$ MM)	4Q12	4Q11	% Var.	2012	2011	% Var.
Aircraft fuel	(933.5)	(915.4)	2.0%	(3,742.2)	(3,060.7)	22.3%
Salaries, wages and benefits	(388.5)	(447.6)	-13.2%	(1,569.7)	(1,560.4)	0.6%
Aircraft rent	(166.4)	(155.7)	6.9%	(644.0)	(505.1)	27.5%
Sales and Marketing	(120.8)	(129.5)	-6.7%	(426.6)	(422.7)	0.9%
Landing Fees	(136.4)	(113.4)	20.2%	(559.4)	(395.2)	41.5%
Aircraft and Traffic Servicing	(139.9)	(140.9)	-0.7%	(528.7)	(484.6)	9.1%
Maintenance, Materials and Repairs	(167.0)	(135.3)	23.5%	(418.0)	(434.2)	-3.7%
Depreciation and Amortization	(147.5)	(124.3)	18.6%	(519.6)	(395.8)	31.3%
Other Operating Expenses	(277.1)	(105.4)	162.8%	(600.9)	(525.1)	14.4%
Total Operating Expenses	(2,477.1)	(2,267.4)	9.2%	(9,009.2)	(7,783.8)	15.7%
Total ex-fuel	(1,543.5)	(1,352.1)	14.2%	(5,267.0)	(4,723.1)	11.5%

11	GOL Linhas Aéreas Inteligentes S.A

Operating Expenses per ASK	4Q12	4Q11	% Var.	2012	2011	% Var.
Aircraft fuel	(7.56)	(6.36)	18.7%	(7.22)	(6.08)	18.8%
Salaries, wages and benefits	(3.14)	(3.11)	1.1%	(3.03)	(3.10)	-2.2%
Aircraft rent	(1.35)	(1.08)	24.5%	(1.24)	(1.00)	23.9%
Sales and Marketing	(0.98)	(0.90)	8.6%	(0.82)	(0.84)	-1.9%
Landing Fees	(1.10)	(0.79)	40.0%	(1.08)	(0.78)	37.5%
Aircraft and Traffic Servicing	(1.13)	(0.98)	15.6%	(1.02)	(0.96)	6.0%
Maintenance, Materials and Repairs	(1.35)	(0.94)	43.8%	(0.81)	(0.86)	-6.4%
Depreciation and Amortization	(1.19)	(0.86)	38.1%	(1.00)	(0.79)	27.6%
Other Operating Expenses	(2.24)	(0.73)	206.0%	(1.16)	(1.04)	11.2%
Total CASK	(20.05)	(15.76)	27.2%	(17.38)	(15.45)	12.5%
CASK ex-fuel	(12.49)	(9.40)	32.9%	(10.16)	(9.38)	8.4%

Aircraft fuel costs per ASK totaled 7.56 cents (R$), 18.7% up over 4Q11, chiefly due to the fact that jet fuel prices remained high throughout the quarter, 21% more than in the same period last year. This was partially offset by the period decline of around 16% in fuel consumption due to reduced supply. Fuel expenses accounted for around 38% of total consolidated expenses in 4Q12, versus 40% in 4Q11.

Salaries, wages and benefits per ASK came to 3.14 cents (R$), virtually flat in relation to 4Q11. The normalization in this line’s growth was due to the Company’s decision to resize its workforce to maintain its disciplined business plan. GOL closed the quarter with 17,676 employees, 14% down on the 20,525 recorded at the end of 4Q11. The workforce at the close of 2012 still included Webjet’s 850 employees, who were laid off and reinstated at a later date, due to a court order issued before the end of the year.

Aircraft rent per ASK stood at 1.35 cents (R$), 24.5% up on 4Q11, due to the 14% period depreciation of the real against the dollar, given that these expenses are dollar-pegged, combined with the lower cost dilution between the periods due to the 14.1% year-over-year decline in ASK. These expenses were partially offset by the lower number of aircraft under operational leasing contracts  (96 in 4Q12, versus 101 in 4Q11).

Sales and marketing expenses per ASK totaled 0.98 cents (R$) in 4Q12, 8.6% up on 4Q11, chiefly due to additional expenses  from GOL’s sales advertising campaign and expenses related to the purchase of miles from international partners (13.0% more than 2011), partially offset by the period decline in sales volume.

Landing fees per ASK came to 1.10 cents (R$), 40.0% up on 4Q11, due to the negative impact of the new fee calculation methodology introduced by Infraero (increase in landing and navigation assistance fees), together with the impact of the 14% average depreciation of the real against the dollar on costs related to the Company’s international operations.

12	GOL Linhas Aéreas Inteligentes S.A

Aircraft and traffic servicing expenses per ASK increased by 15.6% over 4Q11 to 1.13 cents (R$), chiefly due to the 14% average depreciation of the real against the dollar and additional expenses with legal consulting and advisory services related to the Smiles project. This result was partially offset by the 15.3% decrease in landings between the periods.

Maintenance, materials and repairs per ASK stood at 1.35 cents (R$), 43.8% up on 4Q11, chiefly due to the increase in the number of engine removals between the periods, combined with the 14% average depreciation of the real against the dollar, given that most maintenance expenses are dollar-pegged. These costs were partially offset by the reduced cost of engine overhauls due to the agreement between GOL and Delta Techops.

Depreciation and amortization per ASK increased by 38.1% over 4Q11 to 1.19 cents (R$), due to the upturn in the depreciation of estimated aircraft reconfiguration costs which will be incurred when the aircraft are returned, and costs from improvements related to major engine maintenance established in the contracts.

Other operating expenses per ASK moved up by 208% over 4Q11 to 2.24 cents (R$), chiefly due to the provisioning of R$140mn for the winding up of Webjet’s activities and non-cash expenses from the period revaluation of assets (for more details see the Operating Result section of this report). Both entries will result in economic benefits for the Company in 2013.

  Operating Result

The 4Q12 consolidated operating result (EBIT) was a negative R$357.6, with a negative operating margin of 16.9%, versus the negative R$33.9mn and negative margin of 1.5% recorded in 4Q11. Excluding the additional entries in the period, the 4Q12 adjusted operating loss came to a negative R$160.9mn with a negative margin of 7.6%.

Annual EBIT was a negative R$905.6mn, with a negative margin of 10.3%. Excluding the additional entries, the 2012 adjusted operating loss amounted to a negative R$708.9mn, with a negative margin of 8.7%, 95% of which, or R$680 million, due to the increase in the jet fuel price.

Despite the negative results, GOL reacted to this scenario and reduced domestic supply 5.4% in the year, aiming to adjust its structure to the new growth pattern. The first results from these measures were achieved in the second half of 2012. The domestic load factor grew by 4.4 p.p. and PRASK increased by 6%. In the final months, this indicator recorded double-digit year-over-year growth. GOL believes that this strategy will enable the recovery of operating margins in the short term.

13	GOL Linhas Aéreas Inteligentes S.A

EBITDAR (R$ million)	4Q12	4Q11	% Var.	2012	2011	% Var.
Net Revenue	2,119.5	2,233.5	-5.1%	8.103,6	7.539,3	7,5%
Operating Costs and Expenses	(2,477.1)	(2,267.4)	9.2%	(9.009,2)	(7.783,8)	15,7%
EBIT	(357.6)	(33.9)	-954.8%	(905,6)	(244,5)	270,4%
EBIT Margin	-16.9%	-1.5%	-15.4 pp	-11,2%	-3,2%	-7,9 pp
Depreciation and Amortization	(147.5)	(124.3)	18.6%	(519,6)	(395,8)	31,3%
EBITDA	(210.1)	90.4	nm	(386,0)	151,3	nm
EBITDA Margin	-9.9%	4.0%	-14.0 pp	-4,8%	2,0%	-6,8 pp
Aircraft Rent	(166.4)	(155.7)	6.9%	(644,0)	(505,1)	27,5%
EBITDAR	(43.7)	246.1	nm	258,0	656,4	-60,7%
EBITDAR Margin	-2.1%	11.0%	-13.1 pp	3,2%	8,7%	-5,5 pp

As of 4Q12, the Company began reconciling EBIT and EBITDA in accordance with CVM Instruction 527, where: EBIT = net loss (income) plus income and social contribution taxes and the net financial result; and EBITDA = net loss (income) plus income and social contribution taxes, the net financial result and depreciation and amortization.

We also show the reconciliation of EBITDAR, given its importance as a specific aviation industry indicator, where: EBITDAR = net loss (income) plus income and social contribution taxes, the net financial result, depreciation and amortization, and aircraft operational leasing expenses.

EBIT, EBITDA and EBITDAR Reconciliation (R$MM)	4Q12	4Q11	% Var.	2012	2011	% Var.
Net Income (loss)	(447.1)	54.3	nm	(1.512,9)	(751,5)	101,3%
(+) Income Tax	38.4	158.4	-75.7%	71,9	248,9	-71,1%
(+) Net Financial Result	(128.0)	(70.3)	82.1%	(679,2)	(755,9)	-10,1%
EBIT	(357.6)	(33.9)	954.8%	(905,6)	(244,5)	270,4%
(+) Depreciation and amortization	(147.5)	(124.3)	18.6%	(519,6)	(395,8)	31,3%
EBITDA	(210.1)	90.4	nm	(386,0)	151,3	nm
(+) Aircraft rent	(166.4)	(155.7)	6.9%	(644,0)	(505,1)	27,5%
EBITDAR	(43.7)	246.1	nm	258,0	656,4	-60,7%

Also in accordance with Instruction 527, GOL opted to use ADJUSTED EBIT, EBITDA and EBITDAR in the belief that adjusting for provisions for the winding up of Webjet’s operations and impairment losses gives a better understanding of the Company’s operating result.

On December 31, 2012, the Company revalued the Varig brand under the new perspectives related to the economic benefits generated by its future use. As a result, the Company recognized provisions for impairment totaling R$56.8 million.

14	GOL Linhas Aéreas Inteligentes S.A

As announced to the market in a Material Fact dated November 23, 2012, the Company recognized provisions for additional expenses of R$140mn incurred by GOL and Webjet from the winding up of the latter’s operations. These entries refer to additional costs with personnel, the maintenance and devolution of aircraft, logistics and the reallocation of Webjet’s passengers.

Ajusted EBIT, EBITDA and EBITDAR (R$MM)	4T12	4T11	% Var.	2012	2011	% Var.
(+) Webjet provision*	140.0	-	nm	140.0	-	nm
(+) Impairment **	56.8	-	nm	56.8	-	nm
Operating result (EBIT)	(357.6)	(33.9)	954.8%	(905.6)	(244.5)	270.4%
Ajusted operating result (EBIT)	(160.8)	(33.9)	374.2%	(708.8)	(244.5)	189.9%
Ajusted operantig margin	-7.6%	-1.5%	-6.1pp	-8.7%	-3.2%	-5.5pp
EBITDA	(210.1)	90.4	nm	(386.0)	151.3	nm
Ajusted EBITDA	(13.3)	90.4	nm	(189.2)	151.3	nm
Ajusted EBITDA margin	-0.6%	4.0%	-4.6 pp	-4.8%	2.0%	-6.8pp
EBITDAR	(43.7)	246.1	nm	258.0	656.4	-60.7%
Adjusted EBITDAR	153.1	246.1	-37.8%	454.8	656.4	-30.7%
Adjusted EBITDAR margin	7.2%	11.0%	-3.8pp	5.6%	8.7%	-3.1pp

*R$124 million of additional provisions (note 11 of the financial statements) and other additional expenses related to logistics and passenger re-accommodation due to the end of Webjet’s Operations.

**For more details on impairment adjustment, see note 18 to the financial statements.

Hedge Result

The Company makes use of hedge accounting to record some of its derivative instruments. In 4Q12, the Company recorded net income from hedge operations of R$14.8mn

Hedge Results (R$MM)	Fuel	Foreign Exchange	Interest Rate	Total
Subtotal – Designed for Hedge Accounting	21.4	-	(3.0)	18.4
Subtotal – Non-designed for Hedge Accounting	-	(5.6)	2.00	(3.6)
Total	21.4	(5.6)	(1.0)	14.8
OCI (net of taxes)	1.4	-	(70.0)	(68.6)

*OCI (Other Comprehensive Income) or Statement of Comprehensive Income is a transitional account where positive and negative fair value adjustments of future operations are booked, designated for effective cash flow hedge. The purpose is to state income as close to the Company’s reality as possible. As the results from operations occur in their respective accrual periods, they are incorporated into the Company's income. GOL records the fair value of hedges due in future periods that aims to cash flow protection.

Of this total, R$9.9mn was recognized in the operating result and R$4.9mn in the financial result (for more details, see the Financial Result section).

15	GOL Linhas Aéreas Inteligentes S.A

Hedge Results (R$MM)	Fuel	Foreign Exchange	Interest Rate	Total
Financial Result	11.5	(5.6)	(1.0)	4.9
Operational Result	9.9			9.9
Total	21.4	(5.6)	(1.0)	14.8

Fuel: fuel consumption hedge transactions, which are effected through crude oil and its by-products (WTI, Brent and heating oil) generated gains of R$21.4mn in the quarter.

Foreign Exchange: foreign exchange hedge transactions designed to protect the Company’s cash flow generated losses of R$5.6mn, which were booked under the financial result.

Interest: swap transactions to protect cash flow from aircraft leasing against an increase in interest rates generated a net expense of R$1.0mn, which was booked under the financial result.

The table below shows the nominal value of derivatives contracted as a hedge against future expenses, the derivatives’ average contracted rate and the percentages of hedged fuel exposure on an accrual basis on December 31, 2012:

Fuel	1Q13	2Q13	3Q13	4Q13	1Q14-1Q15
Notional Volume in Barrels ('000)	825	339	270	280	1.244
Price per Barrel (US$)*	112.90	105.55	106.63	105.63	103.93
Percentage of Protected Exposition	21%	9%	7%	7%	6%
**Total in R$MM	190.3	73.1	58.8	60.4	264.2
Foreign Exchange	1Q13	2Q13	3Q13	4Q13	1Q14-1Q15
Notional Volume in Barrels ('000)	150.5	99.0	59.5	59.2	-
Price per Barrel (US$)*	2.08	2.07	2.06	2.06	-
Percentage of Protected Exposition	28%	17%	10%	10%	-
Total in R$MM	313.7	205.2	122.6	121.8	-

*Weighted average of derivative strike prices.

** On 12/31/2012, the exchange rate was R$2.0435 / US$1.00.

All the financial instruments used for hedging purposes this quarter consisted of Brent and WTI options, Libor interest rate swaps and dollar futures.  GOL focuses on simplified derivative structures, aiming to reduce its operating risks and ensure as much compliance as possible with the targets established in its annual budget.

16	GOL Linhas Aéreas Inteligentes S.A

Financial Result

The 4Q12 net financial result was an expense of R$128.0mn, 82.1% higher than the R$70.3mn expense recorded in 4Q11.

Financial Result (R$ MM)	4Q12	4Q11	% Var.	2012	2011	% Var.
Interest expense	(118.9)	(129.1)	-7.9%	(453.7)	(414.4)	9.5%
Financial leasing	(26.5)	(25.5)	3.9%	(104.9)	(89.9)	16.7%
Interest expenses	(92.4)	(103.6)	-10.8%	(348.8)	(324.5)	7.5%
Exchange variation	(18.1)	(19.3)	-6.0%	(284.6)	(398.9)	-28.7%
Financial revenue	17.7	40.6	-56.3%	99.3	147.5	-32.7%
Hedge Results	4.9	56.6	-91.4%	50.3	(52.4)	nm
Others	(13.5)	(19.0)	-29.1%	(90.5)	(37.7)	140.3%
Net Financial Result	(128.0)	(70.3)	82.1%	(679.2)	(755.9)	-10.1%

Interest expense totaled R$118.9mn, 7.9% down over 4Q11, chiefly due to the decline in the CDI interbank rate, which reduced interest on CDI-indexed debt, such as the 4th and 5th debenture issues. This expense was partially offset by period funding operations and by the 9% depreciation in the end-of-period US$/R$ exchange rate

The exchange variation generated an expense of R$18.1mn in 4Q12, 6.0% less than the R$19.3mn recorded in 4Q11, due to the reduced volatility of the exchange rate in 4Q12/3Q12 (+0.6%) versus 4Q11/3Q11 (+1.2%), given that most of the Company’s debt is foreign-currency-denominated (70% in 4Q12).

Financial revenue came to R$17.7mn in 4Q12, 56.3% down on the R$40.6mn posted in 4Q11, primarily due to the lower volume of cash invested in the period and the reduction in the benchmark interest rate (SELIC), given that most of the Company’s cash investments are pegged to the CDI.

Other financial expenses fell by 29.1% to R$13.5mn from R$19.0mn in 4Q11, mainly due to a 50% reduction in financial expenses from Webjet, a non-operating subsidiary of GOL since November 2012.

Income Tax

Income tax represented revenue of R$38.4mn in 4Q12, versus a gain of R$158.4mn in 4Q11. The difference was due to the reversal of tax loss carryforwards in VRG in 4Q11.

Income Tax (R$)	4Q12	4Q11	% Var.	2012	2011*	% Var.
Current Income Tax	(1.4)	16.4	nm	(6.6)	(5.8)	13.2%
Deferred Income Tax	39.8	142.0	-72.0%	78.5	254.7	-69,2%
Income Tax	38.4	158.4	-75.7%	71.9	248.9	-71,1%

* Includes Webjet’s figures since October 3, 2011.

17	GOL Linhas Aéreas Inteligentes S.A

Net Income (Loss)

GOL posted a net loss of R$447.1mn in 4Q12, with a negative net margin of 21.1%, versus net income of R$54.3mn and a margin of 2.4% in 4Q11.

Net (Loss) Income (R$MM)	4Q12	4Q11	% Var.	2012	2011	% Var.
Net Income (loss)	(447.1)	54.3	nm	(1,512.9)	(751.5)	101.3%
Net Margin	-21.1%	2.4%	-23.5 p.p	-18.7%	-10.0%	-8.7p.p
Earnings (loss) Per Share	(1.66)	0.20	nm	(5.61)	(2.78)	101.7%

Balance Sheet: Liquidity

Cash, cash equivalents, financial investments and short and long-term restricted cash closed the quarter at R$1,585.1mn, 32.5% down on 4Q11, primarily due to the year-over-year decline in LTM cash generation and the period upturn in property, plant and equipment (CAPEX).

Total Liquidity (R$ MM)	4Q12	4Q11	%Var.	3Q12	%Var.
In Reais	1,910.8	2,702.6	-29.3%	2,260.2	-15.5%
Total Cash	1,585.1	2,348.5	-32.5%	1,879.2	-15.7%
Short Term Receivables	325.7	354.1	-8.0%	381.0	-14.5%
Total Liquidity	1,910.8	2,702.6	-29.3%	2,260.2	-15.5%

GOL maintained its strong cash position, with total cash representing around 20% of LTM revenue and 0.9x obligations due in the next 12 months (1.5x in 4Q11 and 3.1x in 3Q12). The reduction over the previous quarter was mainly due to the reclassification of the amounts related to the 4th and 5th debenture issues to the short term, as described below in the “Balance Sheet: Indebtedness” section. Excluding this reclassification due to the waiver in February 2013 (and in March 2012 for December 2011), this indicator stood at 2.5x and 5.1x in 4Q12 and 4Q11 respectively.

Short-term receivables consist mostly of ticket sales via credit card and accounts receivable from travel agencies and cargo transportation. At the end of 4Q12, these receivables totaled R$325.7mn, 8% less  than the R$354.1mn reported in 4Q11, essentially due to the period reduction in sales volume given the 14.1% reduction in seat supply.

18	GOL Linhas Aéreas Inteligentes S.A

Balance Sheet: Indebtedness

On December 31, 2012, the Company and its subsidiaries did not meet the minimum parameters established with Bradesco and Banco do Brasil for its 4th and 5th issue debentures. The Company therefore reclassified the long-term balance of these debentures to the short term in its financial statements, in order to comply with Brazilian and international accounting rules.

As already disclosed to the market, on February 1, 2013 the Annual Meeting of Debenture Holders resolved to grant a waiver in regard to non-compliance with the restrictive clauses, especially financial ratios and limits, contained in the indentures of the 4th and 5th debenture issues of VRG Linhas Aéreas S.A. (VRG), a Company subsidiary. Consequently,  the Company’s liquidity was unaffected by these obligations and the amounts related to these issues will once again be reclassified to the long term in the 1Q13 financial statements.

On December 31, 2012, the Company’s total loans and financings came to R$5,191.2mn, 4.0% up on 4Q11, chiefly due to: (i) the net effect of around R$100mn from period funding operations and the settlement of loans; and (ii) the 9% end-of-period depreciation of the real against the dollar (70% of debt is dollar-pegged). In relation to 3Q12, there was a decline of 1.3%, primarily due to the reduction of around R$40mn in period financing.

Total Debt (R$ MM)	4Q12	4Q11	% Var.	3Q12	% Var.
Short term debt	1,719.6	1,552.4	10.8%	615.0	179.6%
Long term debt	3,471.6	3,439.0	0.9%	4,644.5	-25.3%
Total Debt	5,191.2	4,991.5	4.0%	5,259.5	-1.3%
% of indebtedness in USD	70.1%	70.4%	-0.3pp	69.8%	+0.3pp
Total Cash	1,585.1	2,348.5	-32.5%	1,879.2	-15.7%
Net Debt	3,606.1	2,643.0	36.4%	3,380.3	6.7%

The current liquidity ratio (total cash plus receivables divided by current liabilities) stood at 0.4x in 4Q12 (versus 0.7x in 4Q11 and 0.6x in 3Q12). Excluding the reclassification of the debentures to the short term, this indicator came to 0.5x and 0.9x in 4Q12 and 4Q11, respectively. On December 31, 2012, the average maturity of the Company’s long-term debt, excluding the  perpetual bonds, was 6.5 years, with an average rate of 10.2% for local-currency debt and 6.7% for dollar-denominated debt.

The Company's total debt ended the quarter at R$5,191.2 million, compared to R$4,991.5 million in the 4Q11, an increase of only 4% against an increase of about 9% in the exchange rate of the period. If disregarded the exchange rate of the period, total debt would present a fall of 3%, whereas about 70% of the Company’s debt is denominated in foreign currency.

The Company closed the year with a leverage ratio (adjusted gross debt/EBITDAR) of 37.6x (21.3x excluding additional entries in 4Q12), versus 13.0x in 4Q11 and 17.7x in 3Q12. This indicator has moved up substantially in the last 12 months, mainly due to lower LTM EBITDAR generation, which came to R$1,535mn in 2010, R$656mn in 2011 and R$258mn in 2012 (R$455mn excluding additional costs of R$197mn in 4Q12).

19	GOL Linhas Aéreas Inteligentes S.A

Indebtedness (R$ MM)	4Q12	4Q11	% Var.	3Q12	% Var.
Aircraft Financing	2,052.5	2,056.3	-0.2%	2,087.5	-1.7%
Financial Leasing	2,052.5	2,056.3	-0.2%	2,087.5	-1.7%
Loans and Financings	3,138.7	2,935.2	6.9%	3,172.0	-1.0%
Loans and Financings (ex-perpetual notes)	2,718.6	2,535.3	7.2%	2,720.4	-0.1%
Perpetual Notes	365.8	335.8	8.9%	363.5	0.6%
Accumulated Interest	54.3	64.1	-15.3%	88.1	-38.4%
Gross Debt (a)	5,191.2	4,991.5	4.0%	5,259.4	-1.3%
Operating Leases (off-balance) (b)	3,033.7	2,269.5	33.7%	2,724.0	11.4%
Total Financial Commitments (a)+(b) = c	8,224.9	7,261.0	13.3%	7,983.4	3.0%
Total Cash	1,585.1	2,348.5	-32.5%	1,879.2	-15.7%
Net Financial Commitments	6,639.8	4,912.5	35.2%	6,104.2	8.8%
EBITDAR (LTM)	258.1	656.4	-60.7%	536.0	-51.8%
Net Financial Commitments/ EBITDAR (LTM)	25.7 x	7.5 x	+18.2 x	11.4 x	+14.3 x

          * Includes additional entries of R$197mn in 4Q12

Financial Debt Amortization Schedule (R$mn)

The chart and table below show the amortization schedule of the Company’s loans and financings on December 31, 2012. The table considers amortizations of the amount related to the debentures in the short term due to non-compliance with the covenants (GOL obtained a waiver in February 2013, as described in the “Balance Sheet: Indebtedness” section). GOL remains committed to reducing its financial obligations over the next three years.

Period	% Total	% Real	%USD
2013	47.3%	92.1%	7.9%
2014	4.1%	73.2%	26.8%
2015	2.6%	100.0%	0.0%
2016	0.4%	100.0%	0.0%
> 2016	33.8%	1.1%	98.9%
Non-maturity debt	11.9%	100.0%	0.0%
Total	100.0%	61.8%	38.2%

On February 7, 2013, the Company issued Senior Notes maturing in 2023, at 10.75% p.a. GOL intends to use the proceeds to pay debt due in the next three years and reinforce its working capital.

20	GOL Linhas Aéreas Inteligentes S.A

Main Financial Ratios

The table below shows the additional entries in 4Q12 totaling R$197mn, which had a negative impact on the EBITDAR ratios. Excluding these entries, the adjusted LTM gross and net debt/EBITDAR ratios came to 21.3x and 17.8x, respectively, in 4Q12.

Financial Ratios	4Q12	4Q11	% Var.	3Q12	% Var.
% of Foreign Currency Debt	70.1%	70.4%	-0.3 pp	69.8%	+0.3 pp
Cash and Equivalents as % of LTM Net Revenues	19.6%	31.1%	-11.6 pp	22.9%	-3.3 pp
Net Debt (R$ MM)	3,606.1	2,643.0	36.4%	3,380.2	6.7%
Gross Debt (R$ MM)	5,191.2	4,991.4	4.0%	5,259.4	-1.3%
Adjusted Gross Debt ** (R$ MM)	9,699.4	8,526.9	13.8%	9,692.3	0.1%
Adjusted Net Debt ***(R$ MM)	8,114.3	6,178.4	31.3%	7,813.1	3.9%
Adjusted Gross Debt ** / EBITDAR (LTM)	37.6x	13.0x	+24.6 x	18.1x	+19.5x
Adjusted Net Debt ***/ EBITDAR (LTM)	31.4x	9.4x	+22.0 x	14.6x	+16.9x
EBITDA (LTM) / Financial Expenses (LTM)	-0.8x	0.4x	-1.2 x	-0.2x	-0.6x
Net Financial Commitments*/EBITDAR (LTM)	25.7x	7.5x	+18.2 x	11.4x	+14.3x

*Financial commitments (gross debt + operational leasing contracts, in accordance with note 27 to the interim financial statements) less cash and cash equivalents and short-term investments; **Gross debt + LTM operational leasing expenses x 7; ***Adjusted gross debt less cash and cash equivalents, short-term financial investments and restricted cash. Certain variation calculations in this report may not match due to rounding.

Operational Fleet

The Company closed the quarter with an operational fleet of 125 Boeing 737-700 and 800 NG aircraft with an average age of 7.2 years, and a total fleet of 147 aircraft.

Fleet - End of Period	4Q12	4Q11	Var.	3Q12	Var.
737-300*	19	24	(5)	20	(1)
737-700	37	43	(6)	42	(5)
737-800	88	80	8	85	3
767-300/200	3	3	-	3	-
Total	147	150	(3)	150	(3)

*Non-operational aircraft.

On November 23, 2012, GOL announced the winding up of Webjet’s activities and the grounding of its 20 remaining Boeing 737-300s for the beginning of pre-devolution maintenance.

Up to March 25. 2013, three of Webjet’s 13 remaining leased aircraft had been returned and the remainder (ten B737-300s) should be returned by the end of the first half. The sale of the Company’s six Boeing 737-300s is currently being negotiated.

21	GOL Linhas Aéreas Inteligentes S.A

The Company leases its fleet through a combination of financial and operational leases. Out of the total of 147 aircraft, 96 were under operational leases, 45 under financial leases and six were owned by the Company. Of the 45 under financial leases, 39 have a purchase option when their leasing contracts terminate.

On December 31, 2012, the Company had 155 firm aircraft acquisition orders with Boeing, totaling around R$32.4 billion, excluding contractual discounts.

Commitments (R$MM)	2013	2014	2015	2016	2017	>2017	Total
Aircraft Acquisition Commitments*	2,690.8	2,740.3	2,722.1	2,821.7	1,640.8	19,846.9	32,462.5

*Considers the list price of the aircraft

Also on December 31, 2012, of the commitments mentioned above, the Company had obligations of R$4.0 billion in pre-delivery deposits, which will be disbursed as per the table below.

The portion financed through long-term loans with the US-based Ex-Im Bank, guaranteed by aircraft, accounted for around 85% of the total aircraft cost. Other agents finance the acquisitions with equal or higher percentages, reaching up to 100%.

Aircraft Payments Forecast (R$MM)	2013	2014	2015	2016	2017	>2017	Total
Pre Delivery Deposits	283.7	389.0	444.9	146.7	171.7	2,610.5	4,046.5

The Company has been paying for the aircraft acquisitions with its own resources, loans, cash flow from operations, short and long-term credit lines and financing by the supplier.

Future Fleet Plan

Fleet Plan – End of the Period	2012	2013	2014	2015
Boeing 737-700/800 NG	125	136	137	140
Boeing 737-300	19	-	-	-
Boeing 767	3	1	-	-
Frota Total	147	137	137	140

22	GOL Linhas Aéreas Inteligentes S.A

Capex*

GOL invested around R$187mn in 4Q12, 22% of which in the acquisition of aircraft  for delivery in 2013 and 2014 (pre-delivery deposits), 77% in aircraft parts, reconfigurations and improvements, and 1% in  in bases, IT and the expansion of the maintenance center in Confins, Minas Gerais (construction of the Wheel and Brake Workshop). In 2012, investments totaled around R$670mn.

CAPEX Breakdown - 2012 (in million R$)*

*The amounts described above include additions to fixed assets (excluding divestments and write-offs) and does not include additions related to the entry of aircraft under financial leasing due to the non-

incidence of cash effects at the moment of acquisition, as a result of the financing structure for this type of operation. For more information on fixed assets, see note 17 to the financial statements.

2012 Guidance x Actual

2012 Guidance	Min.	Max.	2012
Brazilian GDP Growth *	1.5%	2.5%	0.9%
Domestic Demand Growth (%RPK)	6.0%	9.0%	6.8%
Domestic Load Factor	71%	75%	71%
Passengers Transported (in million)	41	42	39
GOL Domestic Capacity (ASK billion)	48	49	48
RPK, System (in billion)	37	39	36
Departures (000)	354	364	349
CASK ex-fuel (R$ cents)	9.0	9.6	10.2
Fuel Liters Consumed (billion)	1.60	1.75	1.66
Average Exchange Rate (R$/US$)	1.95	2.00	1.95
Operating Margin (EBIT)	Negative		-11.2%

* IBGE preliminary data

23	GOL Linhas Aéreas Inteligentes S.A

2013 Guidance

Due to the impact of the adverse macroeconomic scenario, GOL may revise its guidance on a quarterly basis to incorporate any developments in its operating and financial performance, as well as any changes in interest, FX, GDP and WTI and Brent oil price trends.

2013 Guidance	Min.	Max.
Brazilian GDP Growth	2.5%	3.0%
GOL RASK variation	10% or more
GOL Domestic Capacity (ASK) variation	Around -7%
CASK ex-fuel (R$ cents)	9.7	10.3
Average Exchange Rate (R$/US$)	1.95	2.05
Operating Margin (EBIT)	1%	3%

GOL announces a reduction in its domestic capacity of between -8% and -10% for the first half of 2013. For the year of 2013, the reduction is around -7%, when compared to the same period of 2012. The projection reiterates the Company’s strategy of supply rationalization for 2013 and its goal of a minimum growth of 10% in RASK and the recovery of operating margins. The projection considers the fuel price at current levels.

The Company estimates a positive operating result for the first quarter of 2013, higher than in the same period last year. This projection assumes the assumptions informed below and, additionally, the traffic results for January and February of this year, disclosed through specific notices to the market.

The Company compares estimated with actual results after disclosing its financial statements for the full year. The results of these annual comparisons are available in Section 11 of the Company’s Reference Form.

24	GOL Linhas Aéreas Inteligentes S.A

Balance Sheet

Balance Sheet (R$ `000)	4T12	3T12	4T11
Assets	9,027,098	9,404,671	9,891,435
Current Assets	2,087,983	2,595,953	3,138,303
Cash and cash equivalents	775,551	1,050,557	1,230,287
Short term investments	585,028	662,227	1,009,068
Restricted cash	7	63,137	8,554
Trade and other receivables	325,665	380,978	354,134
Inventories	138,039	152,598	151,023
Recoverable income taxes	110,999	151,043	212,998
Maintenance Deposits	2,575	23,928	35,082
Prepaid expenses	62,328	60,311	93,797
Hedge Transactions	10,696	23,856	4,213
Other current assets	68,920	27,318	39,147
Asset available for sale	8,175	-	-
Non-Current Assets	5,585,730	5,715,263	5,674,427
Property and equipment, net	3,885,799	3,950,176	3,890,470
Intangible Assets	1,699,931	1,765,087	1,783,957
Other Non-Current Assets	1,353,385	1,093,455	1,078,705
Prepaid expenses	35,456	37,853	44,964
Maintenance Deposits	654,621	599,830	595,517
Recoverable and deferred income taxes	433,353	349,649	323,284
Restricted cash	224,517	103,305	100,541
Other non-current assets	5,438	2,818	14,399
Liabilities and Shareholders` Equity	9,027,098	9,404,671	9,891,435
Current Liabilities	4,061,693	2,896,062	3,595,665
Short-term borrowings	1,719,625	614,967	1,552,440
Accounts payable	480,185	501,427	414,563
Salaries, wages and benefits	207,518	261,944	250,030
Current income taxes payables	73,299	64,871	76,736
Sales tax and landing fees	240,739	271,656	190,029
Advance ticket sales	823,190	856,457	744,743
Provisions	179,950	62,296	75,568
Smiles deferred revenue	124,905	110,958	71,935
Advance from costumers	93,595	5,479	30,252
Dividend	7	584	584
Obrigation of derivatives transactions	56,752	68,903	115,432
Other current liabilities	61,928	76,520	73,353
Non-Current Liabilities	4,232,577	5,333,126	4,089,859
Long-term debt	3,471,550	4,644,482	3,439,008
Smiles deferred revenue	364,307	331,658	214,779
Provision	299,880	252,838	231,182
Current income taxes payables	47,597	40,287	112,935
Other non-current liabilities	49,243	63,861	91,955
Shareholder's Equity	732,828	1,175,483	2,205,911
Issued share capital	2,499,689	2,499,689	2,499,110
Capital reserves	61,387	60,263	60,263
Treasury shares	(35,164)	(51,377)	(51,377)
Other Reserves	(134,606)	(121,119)	(42,617)
Retained earnings	(1,658,478)	(1,211,973)	(259,468)

25	GOL Linhas Aéreas Inteligentes S.A

Cash Flow

Consolidated (IFRS and BRGAAP)	12/31/2012	12/31/2011
Net Income (loss) for the Period	(1,512,915)	(751,538)
Adjustments to reconcile net income to net cash provided by operating activities
Depreciation and Amortization	519,631	395,807
Allowance for doubtful accounts	5,662	23,483
Litigation	16,996	6,218
Provision for (reversal of provision for) onerous contracts	-	15,393
Provision for inventory obsolescence	(609)	1,196
Deferred Taxes	(78,460)	(254,671)
Equity in subsidiaries	-	-
Shared-based Payments	10,652	24,875
Exchange and Monetary Variations, Net	279,541	400,095
Interests on Loans, Net	268,415	414,430
Unrealized Hedge income, Net of taxes	(4,733)	19,469
Provision for return of aircraft	-	96,136
Restructuring provision	36,978	-
Other provisions	-	(30,460)
Mileage Program	202,498	79,057
Write-of property, plant and equipment and intangible assets	56,825	10,173
Impairment losses	82,872	23,353
Negative goodwill on acquisition of subsidiary	-	(88,428)
Cash Flows from Operating Activities
Accounts receivable	22,807	84,840
Investments used for trading	424,039	(1,011,534)
Inventories	13,593	22,406
Deposits	18,198	144,456
Prepaid expenses and recoverable taxes	106,215	(12,406)
Others Assets	(27,295)	16,831
Accounts Payable	65,622	131,971
Traffic Air Liability	78,447	125,112
Liabilities from derivative transactions	(37,756)	(42,314)
Advances from customers	63,343	(27,591)
Salaries, Wages and Benefits	(42,512)	22,254
Sales Tax and Landing Fees	50,710	58,600
Tax Obligation	(64,717)	6,653
Provisions	12,565	(95,413)
Others Liabilities	(54,463)	22,841
Cash Flows from Operating Activities	512,149	(168,706)
Interest Paid	(374,798)	(428,023)
Income Tax Paid	(4,058)	(5,791)
Net Cash Provided by (used in) Operating Activities	133,293	(602,520)
Investments activities
Acquisition of subsidiary, net of cash	-	(33,885)
Restricted Cash	(115,429)	(74,594)
Property, Plant and Equipment	(454,242)	(279,826)
Intangible assets	(20,772)	(80,863)
Net Cash Used in Investing Activities	(590,443)	(469,168)
Financing activities
Short and long term debt	312,401	628,187
Payments of loans and leases	(334,698)	(391,054)
Dividends	-	(50,866)
Credit with related parties	-	-
Treasury shares	17,337	-
Capital increase	579	183,455
Share issuance costs	-	(15,175)
Net Cash Generated by Financing Activities	(4,381)	354,547
Exchange rate changes in cash and cash equivalents of foreign subsidiaries	6,795	(8,430)
Net Decrease in Cash and Cash Equivalents	(454,736)	(725,571)
Cash and Cash Equivalents at Beginning of the Period	1,230,287	1,955,858
Cash and Cash Equivalents at End of the Period	775,551	1,230,287

26	GOL Linhas Aéreas Inteligentes S.A

GLOSSARY OF INDUSTRY TERMS

▶AIRCRAFT LEASING: an agreement through which a company (the lessor), acquires a resource chosen by its client (the lessee) for subsequent rental to the latter for a determined period.

▶AIRCRAFT UTILIZATION: the average number of hours operated per day by the aircraft.

▶AVAILABLE SEAT KILOMETERS (ASK): the aircraft seating capacity multiplied by the number of kilometers flown.

▶AVERAGE STAGE LENGTH: the average number of kilometers flown per flight.

▶BLOCK HOURS: refers to the time an aircraft is in flight plus taxiing time.

▶BREAKEVEN LOAD FACTOR: the passenger load factor that will result in passenger revenues being equal to operating expenses.

▶CHARTER: a flight operated by an airline outside its normal or regular operations.

▶EBITDAR: earnings before interest, taxes, depreciation, amortization and rent. Airlines normally present EBITDAR, since aircraft leasing represents a significant operating expense for their business.

▶LESSOR: the party renting a property or other asset to another party, the lessee.

▶LOAD FACTOR: the percentage of aircraft seating capacity that is actually utilized (calculated by dividing RPK by ASK).

▶LONG-HAUL FLIGHTS: long-distance flights (in GOL’s case, flights of more than four hours’ duration).

▶OPERATING COST PER AVAILABLE SEAT KILOMETER (CASK):  operating expenses divided by the total number of available seat kilometers.

▶OPERATING COST PER AVAILABLE SEAT KILOMETER EX-FUEL (CASK EX-FUEL): operating cost divided by the total number of available seat kilometers excluding fuel expenses.

▶OPERATING REVENUE PER AVAILABLE SEAT KILOMETER (RASK): total operating revenue divided by the total number of available seat kilometers.

▶PASSENGER REVENUE PER AVAILABLE SEAT KILOMETER (PRASK):  total passenger revenue divided by the total number of available seat kilometers.

▶PDP FACILITY (PRE-DELIVERY PAYMENT FACILITY):  credit for the prepayment of aircraft acquisitions.

▶REVENUE PASSENGERS: the total number of passengers on board who have paid more than 25% of the full flight fare.

▶REVENUE PASSENGER KILOMETERS (RPK): the sum of the products of the number of paying passengers on a given flight and the length of the flight.

▶SALE-LEASEBACK: a financial transaction whereby a resource is sold and then leased back for a long period, enabling use of the resource without owning it.

▶SLOT: the right of an aircraft to take off or land at a given airport for a determined period of time.

▶SUB-LEASE: an arrangement whereby a lessor in a rent agreement leases the item rented to a third party.

▶WET-LEASE:  a leasing agreement whereby an airline (lessor) provides an aircraft, maintenance, insurance (ACMI) and a complete crew to another airline (lessor), which pays in accordance with the number of hours flown.

▶WTI Barrel: stands for West Texas Intermediate – the West Texas region is where U.S. oil exploration is concentrated. Serves as a reference for the U.S. petroleum byproduct markets.

▶YIELD PER PASSENGER KILOMETER: the average amount a passenger pays to fly one kilometer.

27	GOL Linhas Aéreas Inteligentes S.A

ABOUT GOL LINHAS AÉREAS INTELIGENTES S.A.

GOL Linhas Aéreas Inteligentes S.A. (Bovespa: GOLL4 and NYSE: GOL), the largest low-cost and low-fare airline in Latin America, offers around 970 daily flights to 65 destinations in 10 countries in South America, Caribbean and the United States under the GOL and VARIG brands, using a young, modern fleet of Boeing 737-700 and 737-800 Next Generation aircraft, the safest, most efficient and most economical of their type. The SMILES loyalty program allows members to accumulate miles and redeem tickets to more than 560 locations around the world via flights with foreign partner airlines. The Company also operates Gollog, a logistics service which retrieves and delivers cargo and packages to and from more than 3,500 cities in Brazil and six abroad. With its portfolio of innovative products and services, GOL Linhas Aéreas Inteligentes offers the best cost-benefit ratio in the market.

28	GOL Linhas Aéreas Inteligentes S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2013

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.